[redacted]

09042422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Douglas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3025 S. Parker Rd., Suite 801
(No. and Street)

Aurora (City) Colorado (State) 80014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hrynik (303) 985-4441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas W. Schriner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Douglas. Inc, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RHONDA SCHRINER NOTARY PUBLIC STATE OF COLORADO

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRISON DOUGLAS, INC.

TABLE OF CONTENTS

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Harrison Douglas, Inc.

We have audited the accompanying statement of financial condition of Harrison Douglas, Inc. as of June 30, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Douglas, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 11, 2009

HARRISON DOUGLAS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$	9,090
Commissions receivable		24,845
Deposits		4,488
Furniture and equipment, net of accumulated depreciation of $18,962		2,378
	$	**40,801**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions and related payables	$	23,497
Accounts payable		1,095
Total liabilities		24,592
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY: (Note 3)		
Common stock, no par value; 10,000 shares authorized; 9,500 shares issued and outstanding		7,500
Additional paid-in capital		127,942
Deficit		(119,233)
Total shareholder's equity		16,209
	$	**40,801**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2009

REVENUE:		
Direct placements	$	638,395
Commissions		403,130
Other income		43,023
Total revenue		1,084,548
EXPENSES:		
Commissions		920,215
Salaries and payroll taxes		86,911
General and administrative		59,000
Occupancy and equipment		27,755
Professional fees		8,024
Travel and entertainment		5,117
Total expenses		1,107,022
NET LOSS BEFORE INCOME TAX PROVISION		(22,474)
INCOME TAX PROVISION (Note 2)		-
NET LOSS	**$**	**(22,474)**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2009

	Common Stock				Paid-In		
	Shares		Amount		Capital		Deficit
BALANCES, June 30, 2008	9,500	$	7,500	$	113,968	$	(96,759)
Net loss	-		-		-		(22,474)
Contributions	-		-		13,974		-
BALANCES, June 30, 2009	**9,500**	**$**	**7,500**	**$**	**127,942**	**$**	**(119,233)**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(22,474)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,698
Decrease in commissions receivable		42,145
Decrease in commissions and related payables		(44,419)
Decrease in accounts payable		(2,101)
Net cash used in operating activities		(24,151)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		13,974
NET DECREASE IN CASH AND CASH EQUIVALENTS		(10,177)
CASH AND CASH EQUIVALENTS, at beginning of year		19,267
CASH AND CASH EQUIVALENTS, at end of year	**$**	**9,090**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Harrison Douglas, Inc. (the "Company") was incorporated in Colorado in 1996 and operates as a securities broker-dealer in mutual funds, variable annuities and direct placements. The Company is a wholly-owned subsidiary of Harrison Douglas Financial, Inc. ("Parent").

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on useful lives ranging from three to five years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Income Taxes

The Company and its parent file a consolidated federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by the Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

On December 30, 2008, the Financial Accounting Standards Board voted on and adopted FSP FIN 48-3, ("Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"). FSP FIN 48-3 defers the effective date of FIN 48 for nonpublic enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidance listed above, the Company has elected to delay adoption of FIN 48 and furthermore, management feels that it will not have a significant impact on the Company or its financial statements.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

NOTE 2 - INCOME TAXES

The Company has approximately $40,400 of net operating losses expiring through 2028, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $7,500 in deferred tax benefit relating to this net operating loss carry forward, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2009 are as follows:

Deferred tax assets:	
Net operating loss carry forward	$ 7,500
Valuation allowance for net operating loss carry forward	(7,500)
	$ -

The valuation allowance increased $3,500 for the year ending June 30, 2009.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2009, the Company had net capital and net capital requirements of $6,304 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.90 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2011. Future minimum rental payments under these leases are as follows:

Year Ended June 30,	Amount
2010	$ 29,338
2011	29,338
2012	9,390
Total	**$ 68,066**

The Company incurred rental expense of $27,755 during the year ended June 30, 2009.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, commissions receivables, furniture and equipment, deposits, accounts payables and commissions and related payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is involved in various disputes arising in the normal course of business, some of which are in the preliminary or early stages. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict the final outcomes at the present time.

NOTE 6 - SUBSEQUENT EVENTS

In May 2009, the FASB issued FAS No. 165, Subsequent Events ("FAS 165"). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 includes a new required disclosure of the date through which an entity has evaluated subsequent events and is effective for interim periods or fiscal years ending after June 15, 2009. The Company's adoption of FAS 165 did not have a material effect on its financial position or results of operations.

The Company has performed an evaluation of subsequent events through August 11, 2009, which is the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

HARRISON DOUGLAS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

CREDIT:	
Shareholder's equity	$ 16,209
DEBITS:	
Nonallowable assets:	
Deposits	4,488
Commissions receivable	3,039
Furniture and equipment, net	2,378
Total debits	9,905
NET CAPITAL	6,304
Minimum requirements of 6-2/3% of aggregate indebtedness of $24,592 or $5,000, whichever is greater	5,000
Excess net capital	**$ 1,304**
AGGREGATE INDEBTEDNESS:	
Commissions and related payables	$ 23,497
Accounts payable	1,095
Total aggregate indebtedness	**$ 24,592**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.90 to 1**

Note - There are no material differences between the above computation of net capital and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of June 30, 2009.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

The Board of Directors of
Harrison Douglas, Inc.

In planning and performing our audit of the financial statements and supplementary information of Harrison Douglas, Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 11, 2009

HARRISON DOUGLAS, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

HARRISON DOUGLAS, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009